Exhibit 21.1

Subsidiaries	Place of Incorporation

Monarch Pharmaceuticals, Inc.	Tennessee
Parkedale Pharmaceuticals, Inc.	Michigan
King Pharmaceuticals Research and Development, Inc.	Delaware
Meridian Medical Technologies, Inc.	Delaware
Monarch Pharmaceuticals Ireland Limited	Republic of Ireland